Alon Brands, Inc.

7616 LBJ Freeway, 3rd Floor

Dallas, Texas 75251

May 7, 2012

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Attn: Ms. Lilyanna L. Peyser

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Alon Brands, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-155296

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Alon Brands, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on November 12, 2008 and was amended on February 11, 2009, December 28, 2009, November 15, 2010, December 22, 2010, April 5, 2011 and April 15, 2011.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Stuart Ogg of Jones Day, counsel to the Company, at (213) 243-2365.

Very truly yours,

/s/ Kyle McKeen
Name: Kyle McKeen
Title: President and Chief Executive Officer

cc:	James Ranspot, Alon Brands, Inc. W. Stuart Ogg, Jones Day Kris F. Heinzelman, Cravath, Swaine & Moore LLP Andrew Battaglini, NYSE Euronext